

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 7, 2015

<u>Via E-mail</u>
Mr. Peter J. Moerbeek
Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

      RE: **Primoris Services Corporation**
                Form 10-K for the Year Ended December 31, 2014
                Filed March 16, 2015
                File No. 1-34145

Dear Mr. Moerbeek:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief
                Office of Manufacturing and Construction